

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

February 3, 2016

Tom Comery
Chief Executive Officer
Eco Building Products, Inc.
909 West Vista Way
Vista, California 92803

> **Re: Eco Building Products, Inc.**
> **Preliminary Proxy Statement on Schedule 14A**
> **Response Dated January 26, 2016**
> **File No. 000-53875**

Dear Mr. Comery:

We have reviewed your January 26, 2016 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 19, 2016 letter.

Principal Shareholders, page 8

1. Please update this section to provide information as of the most recent practicable date. In this regard, we note your response to comment 2 that the 30,000 shares of Series A Preferred Stock are no longer outstanding. We also note your disclosure on page 9 that additional common shares were issued from October 1, 2015 to November 19, 2015. Please refer to Item 403 of Regulation S-K.

Matter to be considered at the Special Meeting

Proposal 1, page 10

2. We note your response to comment 4. Please revise your disclosure to further discuss the reasons for the reverse stock split.

Please contact Daniel Porco, Staff Attorney, at (202) 551-3477, Jennifer López, Staff Attorney, at (202) 551-3792 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Jennifer López for

Mara L. Ransom
Assistant Director
Office of Consumer Products